UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                              Thermo Power Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883589-10-3
                               ------------------
                                 (CUSIP Number)

        Seth H. Hoogasian, Esq.               Thermo Electron Corporation
           General Counsel                           81 Wyman Street
           (781) 622-1000                         Waltham, MA  02254-9046
        -----------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 February 10, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [  ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                     NAME OF REPORTING PERSON
              1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Thermo Electron Corporation
                     IRS No. 04-2209186


              2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]
                                                             (b) [ x ]

              3      SEC USE ONLY



              4      SOURCE OF FUNDS*

                     WC

              5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [    ]


              6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
                      7  SOLE VOTING POWER
         NUMBER OF
                         8,463,006
           SHARES

        BENEFICIALLY  8  SHARED VOTING POWER

          OWNED BY       0
                      9  SOLE DISPOSITIVE POWER
             EACH
                         8,463,006
          REPORTING   10 SHARED VOTING POWER

         PERSON WITH     0
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





             11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     8,463,006

             12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES*                     [   ]


             13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     71.6%

             14      TYPE OF REPORTING PERSON *

                     CO
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             Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amendment No. 4 to Schedule 13D amends and restates the entire text of the Schedule 13D, as previously amended, previously filed by Thermo Electron Corporation relating to shares of common stock, par value $.10 per share, of Thermo Power Corporation.

        Item 1.  Security and Issuer.

             This Amendment relates to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Power Corporation (the "Issuer"). The Issuer's principal executive offices are located at 504 Airport Road, Santa Fe, New Mexico 87504.

        Item 2.  Identity and Background.

             This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person is filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in June, 1997, of more than one percent.

             The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham,
        Massachusetts 02254. The Reporting Person is a Delaware corporation.

             The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

             Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address;
        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a
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        criminal proceeding (excluding traffic violations and similar misdemeanors).

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
        (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.


        Item 3.  Source and Amount of Funds or Other Consideration.

             The Reporting Person has expended approximately $3,903,556 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

        Item 4.  Purpose of Transaction

             The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer or for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

             Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

        Item 5.  Interest in Securities of the Issuer.

             (a) The Reporting Person beneficially owns 8,463,006 Shares, or approximately 71.6% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 231,744 Shares or approximately 1.9% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 123,800 Shares that such persons have
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        the right to acquire within 60 days.  Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below.

        Name                                 Number of Shares(1)
        ----                                 -------------------


        John M. Albertine                    3,000
        Peter O. Crisp                       35,012

        Elias P. Gyftopoulos                 6,925
        George N. Hatsopoulos                54,282
        John N. Hatsopoulos                  60,753

        Frank Jungers                        3,000
        Paul F. Kelleher                     15,370
        Robert A. McCabe                     11,629

        Frank E. Morris                      3,000
        Donald E. Noble                      21,379
        Hutham S. Olayan                     3,000

        Arvin H. Smith                       7,969
        Roger D. Wellington                  6,425

        All directors and current executive  231,744
        officers as a group (16 persons)

        _________

        (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Wellington and all directors and current executive officers as a group include 3,000, 6,600, 3,000, 40,000, 40,000,
        3,000, 9,000, 3,000, 3,000, 7,200, 3,000, 3,000 and 123,800
        Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Person are also directors and executive officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

             (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows:
        Shares beneficially owned by Mr. Crisp and Mr. Noble include 10,319 and 6,754 Shares, respectively, allocated to their respective accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 114 Shares held by Dr. G. Hatsopoulos' spouse. Shares beneficially owned by Mr. J. Hatsopoulos include 1,000 shares held by him as custodian for two minor children.
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             (c)  To the knowledge of the Reporting Person, no executive officer or director of the Reporting Person has effected any transactions in the Shares in the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

             Of the 8,463,006 Shares beneficially owned by the Reporting Person, 81,850 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 21,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 7,200 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 6,600 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 9,000 Shares within 60 days.
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        Signatures

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


        Date:  April 15, 1998              THERMO ELECTRON CORPORATION


                                           By:   /s/Melissa F. Riordan
                                                ------------------------
                                                Melissa F. Riordan
                                                Treasurer
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





        Signatures

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


        Date: April 15, 1998               THERMO ELECTRON CORPORATION


                                           By:  /s/ Melissa F. Riordan
                                                -------------------------
                                                Melissa F. Riordan
                                                Treasurer
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                                   APPENDIX A
                                   ----------

             The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

        John M. Albertine:                      Director, Thermo Electron
        ------------------

             Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

        Peter O. Crisp:                         Director, Thermo Electron
        ---------------

             Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

        Elias P. Gyftopoulos:                   Director, Thermo Electron
        ---------------------

             Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

        Frank Jungers:                          Director, Thermo Electron
        -------------

             Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

        Robert A. McCabe:                       Director, Thermo Electron
        -----------------

             Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services.
        His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

        Frank E. Morris:                        Director, Thermo Electron
        ----------------

             Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

        Donald E. Noble:                        Director, Thermo Electron
        ----------------
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             For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

        Hutham S. Olayan:                       Director, Thermo Electron
        -----------------

             Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments, respectively. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

        Roger D. Wellington:                    Director, Thermo Electron
        --------------------

             Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

        George N. Hatsopoulos:                  Director, Chairman of the
        ----------------------
                                                Board and Chief Executive
                                                Officer, Thermo Electron

        John N. Hatsopoulos:                    President and Chief
        --------------------
                                                Financial Officer,
                                                Thermo Electron

        Peter G. Pantazelos:                    Executive Vice President,
        --------------------
                                                Corporate Development
                                                Thermo Electron

        Arvin H. Smith:                         Executive Vice President,
        ---------------
                                                Thermo Electron

        William A. Rainville:                   Senior Vice President,
        ---------------------
                                                Thermo Electron

        John W. Wood, Jr.:                      Senior Vice President,
        -------------------
                                                Thermo Electron

        Paul F. Kelleher:                       Senior Vice President,
        -----------------
                                                Finance & Administration
                                                and Chief Accounting
                                                Officer, Thermo Electron